UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                              ASIA TIME CORPORATION
                              ---------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    04519U109
                                 (CUSIP Number)
                                 --------------

                                 Kwong Kai Shun
                                 Room 1601-1604
                                16/F., CRE Centre
                             889 Cheung Sha Wan Road
                               Kowloon, Hong Kong
                                 (852)-23100101
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                             Thomas J. Poletti, Esq.
                   Kirkpatrick & Lockhart Preston Gates Ellis LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                January 23, 2007
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------------------------------------
CUSIP No. 04519U109
-------------------------------------------------------------------------------------------------------------
1.     Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).
            Kwong Kai Shun
-------------------------------------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (A)     [_]
       (B)     [_]
-------------------------------------------------------------------------------------------------------------
3.     SEC Use Only
-------------------------------------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)
       OO
-------------------------------------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [_]
-------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization:  People's Republic of China
-------------------------------------------------------------------------------------------------------------
Number of                    7.     Sole Voting Power                            19,454,420
Shares                       --------------------------------------------------------------------------------
Beneficially                 8.     Shared Voting Power                          0
Owned by Each                --------------------------------------------------------------------------------
Reporting                    9.     Sole Dispositive Power                       19,454,420
Person With:                 --------------------------------------------------------------------------------
                             10.    Shared Dispositive Power                     0
-------------------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        19,454,420
-------------------------------------------------------------------------------------------------------------
12.    Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       [_]
-------------------------------------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row 11

       84.0%(1)
-------------------------------------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)

       IN
-------------------------------------------------------------------------------------------------------------

      (1) Based on 23,156,629 shares of Common Stock outstanding as of February 22, 2007 and excludes 2,250,348 shares of Series A Convertible Preferred Stock that may be converted into Common Stock on a one-for-one basis.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of Asia Time Corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Room 1601-1604 16/F., CRE Centre, 889 Cheung Sha Wan Road, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed on behalf of Kwong Kai Shun. The person named in this paragraph is sometimes referred to individually herein as the "Reporting Person".

          (b) Reporting Person is an executive officer of Asia Time Corporation, with its principal office located at Room 1601-1604 16/F., CRE Centre, 889 Cheung Sha Wan Road, Kowloon, Hong Kong.

          (c) Kwong Kai Shun is the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Issuer.

          (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 15, 2006, the Issuer entered into a Share Exchange Agreement (the "Exchange Agreement") with Times Manufacture & E-commerce Corporation Limited, a British Virgin Islands corporation ("Times"); and the Reporting Person who is a shareholder holding 100% of the issued and outstanding shares of Times. Pursuant to the Exchange Agreement, the Issuer issued 19,454,420 shares of common stock to the Reporting Person in exchange for 100% of the issued and outstanding stock of Times. The Share Exchange closed on January 23, 2007.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement, which is incorporated by reference in its entirety, filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on January 29, 2007.


ITEM 4. PURPOSE OF TRANSACTION

The  securities  of the  Issuer   were  acquired  by  the  Reporting  Person  in
connection with the Share Exchange.   See  Item  3  of  this  Schedule, which is
hereby incorporated by reference.

Pursuant to the terms of the Share Exchange, Kwong Kai Shun became the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Issuer. Kwong Kai Shun has held an executive position with Times since and prior to the Share Exchange.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Share Exchange Agreement, dated as of December 15, 2006, by and among the Issuer, Times Manufacture & E-commerce Corporation Limited, a British Virgin Islands corporation; and Kwong Kai Shun (incorporated by referenced from EXHIBIT 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2007).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2007



      /s/ Kwong Kai Shun
      ------------------
      Kwong Kai Shun





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)